Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES ACT OF 1934

As of December 31, 2020, B.O.S. Better Online Solutions Ltd. (the “Company”) had the following class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: ordinary shares, of no nominal value per share. The Company’s ordinary shares are listed on the Nasdaq Capital Market under the trading symbol “BOSC”.

DESCRIPTION OF SHARE CAPITAL

This description summarizes relevant provisions of the Israeli Companies Law, 5759-1999, or the Companies Law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Companies Law and the Company’s articles of association, a copy of which is attached as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part. The Company encourages you to read its articles of association and the applicable provisions of the Companies Law for additional information.

Authorized Share Capital

Our authorized share capital consists of 8,000,000 ordinary shares, of no nominal value per share.

Borrowing Powers

The board of directors has the power to cause us to borrow money and to secure the payment of borrowed money. The board of directors specifically has the power to issue bonds or debentures, and to impose mortgages or other security interests on all or any part of our property.

Amendment of Articles of Association

Shareholders may amend our articles of association by a resolution adopted at a shareholders meeting by the holders of 50% of voting power represented at the meeting in person or by proxy and voting thereon, except that amendments to the articles of association with respect to the Board composition require the approval of 60% of the shareholders actually voting at the shareholders meeting.

Qualification and Election of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past. Our articles of association provide for a classified board nomination mechanism, according to which, every year only a 1/3 of the Board members will be nominated and elected

Dividends

Under the Israeli Companies Law, we may pay dividends only out of our profits as determined for statutory profits, unless court approval is granted for the payment of dividends despite the lack of statutory profits. The same applies to a company’s repurchase of its outstanding shares.

Voting Rights and Powers

Every shareholder has one vote for each share held of record. The company may in the future issue a class of shares with preferential voting rights.

Business Combinations

Our articles of association do not impose restrictions on our ability to engage in any merger, asset or share sale or other similar transaction.

Winding Up

Upon our liquidation, our assets available for distribution to shareholders will be distributed to them in proportion to the nominal value of their shares.

Redeemable Shares

Subject to the provisions of the Companies Law, we may issue and redeem redeemable shares.

Modification of Rights

The provisions of our articles of association relating to general meetings also apply to any separate general meeting of the holders of the shares of a particular class.

Transferring Shares

According to our articles of association, our shares may be freely transferred, unless the transfer is restricted or prohibited by another agreement, undertaking or any applicable law.

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As provided under our articles of association and as permitted under the NASDAQ Listing Rules due to our status as a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 33⅓% of the voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. The quorum for the commencement of the adjourned meeting shall be any number of participants.

Shareholder Meetings

An annual meeting of shareholders is to be held once a year, within 15 months after the previous annual meeting.

The board of directors may, whenever it deems fit, convene a special shareholders meeting. The board of directors must convene a special shareholders meeting at the request of:

●	two directors or one quarter of the directors then holding office;

●	one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; or

●	one or more shareholders holding at least 5% of the voting rights in the Company.

Our articles of association provides that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting.

Notice of General Meetings; Omission to Give Notice

The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days or 35 days in advance of the meeting, depending on the items included in the meeting agenda.

Notice of a meeting of shareholders must specify the type of meeting, the place and time of the meeting, the agenda, a summary of the proposed resolutions, the majority required to adopt the proposed resolutions, and the record date for the meeting. The notice must also include the address and telephone number of our registered office, and a list of times at which the full text of the proposed resolutions may be examined at the registered office.

The accidental omission to give notice of a general meeting to any shareholder, or the non-receipt of notice sent to such shareholder, does not invalidate the proceedings at the general meeting.

Limitations on Foreign Shareholders to Hold or Exercise Voting Rights

There are no limitations on foreign shareholders in our articles of association. Israeli law restricts the ability of citizens of countries that are in a state of war with Israel to hold shares of Israeli companies.

Fiduciary Duties; Approval of Transactions under Israeli Law

Fiduciary duties. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive a personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director’s duty of loyalty.

The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Disclosure of personal interest. The Companies Law requires that an office holder promptly discloses to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “Extraordinary Transaction.” The Companies Law defines an “Extraordinary Transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an Extraordinary Transaction or the articles of association provide otherwise. Our articles of association do not provide otherwise. The transaction may be approved only if it is in our best interest. If the transaction is an Extraordinary Transaction, then the approvals of the company’s audit committee and the board of directors are required. If the transaction concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter or if such person is invited by the chair of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval would also be required.

Controlling Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for Extraordinary Transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

Shareholder approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

●	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

●	the total number of shares held by disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an Extraordinary Transaction, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern compensation for employment or service, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

Duties of Shareholders

Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, the Israeli Companies Law does not describe the substance of this duty.

Anti-Takeover Provisions Under Israeli Law

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with more than 45% of the voting rights in the company.

The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

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